Exhibit 4.5

TAUSSIG CAPITAL LTD.

CONFIDENTIAL

July 9th , 2015

Till Capital Ltd.

Continental Building

25 Church Street

Hamilton HM12

Bermuda

Attn: William M. Sheriff

Director, President and Chief Executive Officer

Dear Bill,

This letter agreement (this “Agreement”) confirms our understanding with respect to your engagement of Taussig Capital Ltd., a company incorporated under the laws of Bermuda, (“Taussig”) to serve as a non-exclusive “Advisor” with respect to the matters set forth herein to Till Capital Ltd., a company incorporated under the laws of Bermuda (the “Company”). Capitalized terms not otherwise defined herein shall have the meanings set forth in Section 5.

1. SERVICES.

Taussig is hereby appointed as a non-exclusive Advisor to the Company in connection with the pursuit and execution of a Financing Transaction to raise new equity in the Company’s restricted voting shares.

It is agreed by and between the Company and Taussig that any Financing Transaction will be at an amount equal to or exceeding the Company’s Book Value per restricted voting share, and that Taussig will raise no less than US$50 million and up to US$150 million net to the Company.

(a) Financing Transaction. Taussig will provide services to the Company in connection with its pursuit and execution of a Financing Transaction, which services may include but not be limited to the following, as the parties shall from time to time mutually agree in writing:

•	contacting and following up with the Prospective Investors;

•	facilitating negotiations with the Prospective Investors; and

•	performing any such other advisory services as may be appropriate and requested by the Company.

(b) Best Efforts Offering. Taussig shall only be obligated to assist the Company with the sale of securities of the Company (the “Securities”) on a “best efforts” basis as described above. The Securities may only be offered in jurisdictions in which Taussig or, if applicable, its sub advisors are duly licensed and authorized to conduct business as a broker/dealer in securities or are exempt from registration therefrom.

TAUSSIG CAPITAL LTD.

2. COMPENSATION.

Subject to all applicable laws, regulations and stock exchange requirements, as compensation for acting as an Advisor to the Company hereunder, Taussig shall be entitled to receive success fees and reimbursement of out-of-pocket expenses as follows:

(a) Success Fees.

(i) In the event the Company closes a Financing Transaction during the Term (or during the Tail Period) with a Taussig Prospect, the Company shall pay Taussig a cash fee equal to six percent (6%) of Transaction Value, subject to a maximum fee of US$3.0 million.

(ii) Additionally, subject to compliance with all applicable laws, regulations and stock exchange requirements, the Company shall issue to Taussig warrants of the Company’s restricted voting shares equal to 5% of the Financing Transaction during the Term (or during the Tail Period) with a Taussig Prospect (1) priced at the value per restricted voting share at which the Financing Transaction during the Term (or during the Tail Period) with a Taussig Prospect is issued (or convertible into); and (2) exercisable for a period of ten years from the date of issue of the securities issued or five years if a ten-year expiry period is not permitted by the applicable regulators or stock exchange prior to the end of 2017. The Company shall use all reasonable best efforts to have its restricted voting shares listed in such a way that regulatory or stock exchange permissions shall not be necessary for such warrant issuance to Taussig, without prejudice to the liquidity requirements of the Company’s current shareholders. The warrants issued to Taussig shall also have piggyback registration rights in tandem with Securities issued pursuant to a Financing Transaction during the Term (or during the Tail Period) with a Taussig Prospect or any other Securities that are listed or registered by the Company. In the event that any warrants are issued as provided herein, Taussig and Multi-Strat Holdings Ltd. (“Multi-Strat”) each agree that the warrants provided herein shall supersede and replace future warrants earned or to be earned by Multi-Strat pursuant to the warrant arrangement between the Company and Multi-Strat.

(iii) Nothing in this Agreement shall preclude the Company from concurrently securing any other Financing Transaction or engaging another placement agent, investment bank, or advisor (the “Other Advisor”), provided that the other engagement does not contravene this engagement. In the event Company secures any other Financing Transaction that is not with a Taussig Prospect, Taussig shall not be entitled to Success Fees or compensation of any kind on the other Financing Transaction. Any Prospective Investor introduced to the Company during the Term prior to the engagement of such Other Advisor will be included on the Taussig Reserve List, a written copy of which list will be updated on an ongoing basis and provided to the Company by Taussig during the Term (the “Taussig Reserve List”). In addition, prior to the engagement of an Other Advisor during the Term (for which the Company will provide Taussig no less than two prior business days’ notice), Taussig will be able to add up to 30 Prospective Investors who meet the requirements set out in Section 5(d)(i) to the Taussig Reserve List.

(b) Retainer. Taussig will be paid a monthly retainer of $25,000 on a month-to-month basis up to a maximum of four months, such retainer to be immediately cancelable at the sole discretion of the Company upon the expiration of each monthly period by an officer of the Company providing email notification to an officer of Taussig. All monthly retainer payments will be creditable against the Success Fees payable pursuant to Section 2(a). In the event the Company engages an Other Advisor for a Financing Transaction with a retainer that is greater than herein provided, the retainer to Taussig will become pari passu with the retainer of the Other Advisor.

TAUSSIG CAPITAL LTD.

(c) Payment and Delivery. The parties acknowledge and agree that a Financing Transaction may be conducted in one or a series of related transactions, and each such Financing Transaction, together with any related transactions thereto shall be deemed to be a single transaction for the purposes of calculating the fees payable to Taussig hereunder. All fees payable to Taussig pursuant to Section 2(a) shall be (A) payable in cash, by wire transfer of immediately available funds to an account designated by Taussig, and (B) due and payable immediately upon the consummation and closing of a Financing Transaction. For the avoidance of doubt, if any Financing Transaction provides for payments to the Company at a future date (e.g. installment payments, milestone payments or earn-out payments), then any fees payable to Taussig in connection with such future payments shall only be made if and when such payments are received by the Company.

(d) Expenses. The Company shall reimburse Taussig for reasonable and accountable out-of-pocket expenses incurred in performing its services hereunder; provided, however, that the Company must approve in advance and in writing any expenses in excess of $25,000 in the aggregate.

3. TERM AND TERMINATION; “TAIL PERIOD”.

The term of this Agreement shall be for a period of four months from the execution of this Agreement; provided, however, that (i) the Company may terminate this Agreement at any time after 30 days, and (ii) such initial term may be extended upon the mutual written consent of the parties (as may be extended from time to time, the “Term”). Notwithstanding the foregoing, unless this Agreement is terminated by Taussig, or by the Company for Cause (as defined below), in the event that the Company enters into a definitive agreement relating to a Financing Transaction with a Taussig Prospect during the Tail Period and that agreement subsequently results in a Financing Transaction with a Taussig Prospect that closes within six months following the execution of such agreement, the Company shall pay and deliver to Taussig all fees and expenses set forth in Section 2, in accordance with the terms thereof as though such Financing Transaction were consummated during the Term. As used in this paragraph, “Cause” means any of gross negligence, bad faith or willful misconduct by Taussig or any affiliates or subsidiaries, or any directors, officers, employees, agents or representatives thereof, in each case that is either not capable of remedy or, if capable of remedy, is not remedied promptly and in any event with 30 days of written notice thereof given to Taussig by the Company.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS.

(a) Representations and Warranties.

(i) Each party represents and warrants to the other parties that (A) such party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted, (B) all corporate action required to be taken by such party in order to authorize the Company to enter into this Agreement and, in the case of the Company and where applicable, issue the warrants described in Section 2(a) has been taken or will be taken prior to the consummation of a Financing Transaction by a Taussig Prospect, and (C) this Agreement, when executed and delivered by the parties, shall constitute valid and legally binding obligations of the parties, enforceable against each.

TAUSSIG CAPITAL LTD.

(ii) The Company acknowledges and agrees that references to “Company” include any and all affiliates, subsidiaries, successors and assigns of Till Capital Ltd, and that any fees due and payable by the Company to Taussig under this Agreement shall also be payable by any such affiliate or subsidiary of the Company for which or related to which services were rendered hereunder.

(iii) The Company acknowledges and agrees that Taussig will not be providing the Company, and the Company shall not look to Taussig for, tax, legal or accounting advice.

(b) Information. In connection with Taussig activities on the Company’s behalf, the Company will furnish Taussig with the information Taussig may reasonably request and will provide Taussig access during regular business hours to the Company’s officers, accountants and counsel. The Company acknowledges that in rendering its services hereunder, Taussig shall use and rely solely on the information provided by the Company as well as publicly available information regarding the Company and other potential parties to a Financing Transaction. Taussig does not assume responsibility for the accuracy or completeness of any such information. Any advice rendered by Taussig pursuant to this Agreement may not be disclosed without Taussig’s prior written consent which shall not be unreasonably withheld.

(c) Marketing. The Company agrees that, subject to all applicable laws, Taussig shall have the right to place advertisements in financial and other newspapers and journals describing its services to the Company hereunder upon prior review and written approval by the Company.

(d) Indemnification.

(i) The Company hereby agrees to hold harmless and indemnify Taussig and its subsidiaries, affiliates, successors and assigns, officers, directors, employees, attorneys, accountants, agents and representatives (collectively, “Representatives”) from against any and all claims, actions, demands, expenses, losses and liabilities of every kind and nature, including without limitation, reasonable attorneys’ fees (collectively, “Claims”) related to or arising out of (i) any breach by the Company of any of the representations, warranties, covenants, obligations and/or agreements contained in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in any oral or written statement of the Company or any of its Representatives to Taussig or any of its Representatives or to any actual or potential buyers, sellers, investors, lenders, joint venturers or partners, including but not limited to, any executive summary, financial statements, pitch deck, information sheet, offering memorandum, private placement memorandum or prospectus, or the like, drafted and/or approved by the Company, or any amendments or supplements to any of the foregoing drafted and/or approved by the Company, (each, a “Marketing Document”), (iii) any omission or alleged omission to state in any Marketing Document a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iv) any violation or alleged violation by the Company or any of its Representatives of any federal or state securities or other laws, rules or regulations or any other action taken or any failure or omission to act by the Company or any of its Representatives.

TAUSSIG CAPITAL LTD.

(ii) If any action or proceeding shall be brought or claim asserted against Taussig and/or its Representatives (in such capacity, collectively, the “Indemnified Parties” and, individually, an “Indemnified Party”), in respect of which indemnity shall be sought from the other party (in such capacity, the “Indemnifying Party”), the Indemnified Party shall promptly notify the Indemnifying Party and the Indemnifying Party shall assume the defense thereof, including the employment of counsel at the Indemnifying Party’s expense. Each Indemnified Party reserves the right, at its option and expense, to participate in such defense. The Indemnifying Party shall not be liable for any settlement of such action or proceeding without its written consent, but if settled with its written consent or if there be a final judgment for the plaintiff in such action or proceeding, the Indemnifying Party agrees to hold harmless and indemnify any Indemnified Party from and against any loss or liability by reason of such settlement or judgment.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, the Indemnifying Party shall not be responsible for any claims, liabilities, losses, damages or expenses against or incurred by the Indemnified Parties if, and only to the extent that, it is finally adjudicated by an arbiter or court of competent jurisdiction that they result primarily from the willful misconduct or gross negligence of an Indemnified Party.

(iv) The indemnification provided for in this Section 4(d) shall be in addition to any rights that Taussig may have at common law or otherwise.

(e) Confidentiality. Except as contemplated by the terms hereof or as required by applicable law or legal process, Taussig shall keep confidential all material non-public information provided to it by or at the request of the Company, and shall not disclose such information to any third party or to any of its employees or advisors except to those persons who have a need to know such information in connection with Taussig’s performance of its responsibilities hereunder and who are advised of the confidential nature of the information and who agree to keep such information confidential. Except as required by applicable law, pursuant to an order of a court of competent jurisdiction or the request of a regulatory authority having jurisdiction over Taussig or its affiliates (a “Demand”) any advice to be provided by Taussig under this Agreement shall not be disclosed publicly or made available to third parties (other than the Company’s other professional advisors) without the prior written consent of Taussig (which consent shall not be unreasonably withheld, conditioned or delayed). All services, advice and information and reports provided by Taussig in connection with this engagement shall be for the sole benefit of the Company and shall not be relied upon by any other person. In the event that Taussig is served with a Demand, Taussig will promptly advise the Company of the same and will cooperate with all reasonable and lawful requests by the Company to prevent the disclosure of confidential and/or proprietary information pursuant to such Demand. Notwithstanding any of the foregoing, the following will not constitute confidential information for purposes of this Agreement: (i) information which was already in Taussig’s possession (or the possession of any of its professionals) and not subject to any existing confidentiality obligations to the Company, or that was available to Taussig on a non-confidential basis, prior to its receipt from the Company; (ii) information which is obtained by Taussig (or any of its professionals) from a third person who, insofar as is known to Taussig, is not prohibited from transmitting the information to Taussig by a contractual, legal or fiduciary obligation to the Company; or (iii) information which is or becomes publicly available through no fault of Taussig or any of its professionals.

(f) Attorneys’ Fees. If any action, proceeding or arbitration at law or in equity is necessary to enforce or interpret the terms of this Agreement, and the offending party is found to have violated the terms of this Agreement, the offending party agrees that, in addition to any other relief that the non-offending party may be entitled, it shall also indemnify and reimburse the non-offending party for all of its reasonable attorneys’ fees, costs and disbursements incurred in connection with such action.

TAUSSIG CAPITAL LTD.

(g) Limitation of Taussig’s Liability to the Company. Taussig and the Company further agree that neither Taussig nor any of its affiliates or any of its their respective officers, directors, controlling persons (within the meaning of Section 15 of the Act or Section 20 of the U.S. Securities Exchange Act of 1934), employees, consultants or agents shall have any liability to the Company, its security holders or creditors, or any person asserting claims on behalf of or in the right of the Company (whether direct or indirect, in contract, tort, for an act of negligence or otherwise) for any losses, fees, damages, liabilities, costs, expenses or equitable relief arising out of or relating to this Agreement or the services rendered hereunder, except for losses, fees, damages, liabilities, costs or expenses that arise out of or are based on any action of or failure to act by Taussig and that are finally determined (by a court of competent jurisdiction and after exhausting all appeals) to have resulted solely from the gross negligence, fraudulent actions or willful misconduct of Taussig. With respect to alleged breaches of the Confidentiality provisions herein by Taussig, the Company shall have the right to pursue equitable relief in addition to any other remedy in equity or law.

5. CERTAIN DEFINITIONS.

(a) “Excluded Issuances” shall mean (1) issuances of Securities under equity incentive and other employee benefit plans, (2) sales of Securities to any director, officer or shareholder of the Company or any affiliate thereof, and (3) issuances of securities not covered under this Agreement including any securities issued as a result of an agreement with an Other Advisor.

(b) “Financing Transaction” shall mean, directly or indirectly, whether in a single transaction or a series of related transactions, a private or public offering or issuance of the restricted voting shares of the Company.

(c) “Book Value” shall mean the US dollar amount of the Company’s total assets less total liabilities, as reported by the Company in its most recently released quarterly consolidated financial statements.

(d) “Prospective Investors” and “Taussig Prospect” shall mean:

(i)	any investor or group of investors who (a) have a demonstrated interest in insurance and/or reinsurance and the financial ability to subscribe for the entire amount of the Financing Transaction in immediately available proceeds, (b) are introduced to the Company by Taussig in person or over the phone, (c) are not listed on Exhibit “A” hereto as already known to the Company, and (d) are “accredited investors” as defined in Rule 501 under the U.S. Securities Act of 1933 (the “Securities Act”), or not a “U.S. Person” for purposes of Regulation S under the Securities Act; and

(ii) any investor or group of investors who are included on the Taussig Reserve List.

(e) “Tail Period” shall mean the period from the date of execution of this Agreement to December 31, 2017.

TAUSSIG CAPITAL LTD.

(f) “Transaction Value” shall mean the total proceeds actually received by the Company or its shareholders in the Financing Transaction with the Taussig Prospects, other than proceeds from Excluded Issuances.

6. INVESTMENT MANAGEMENT.

Upon closing of the Financing Transaction with a Taussig Prospect during the Term or the Tail Period, and for a period of at least two years from the closing of such Financing Transaction, the Company shall agree that up to 75% of the proceeds of the Financing Transaction with a Taussig Prospect during the Term or the Tail Period that are available for investment shall be managed by the Taussig Prospect, or a designee of such Taussig Prospect, subject to all applicable laws, regulations and stock exchange requirements (the “Investment Management Right”).

If the Financing Transaction is advised by an Other Advisor, in the event that investments from a Taussig Prospect as part of such Financing Transaction during the Term or the Tail Period into the equity of the Company do not include an Investment Management Right and such investment is US$5,000,000 or less, the Financing Transaction will be EXCLUDED from the Success Fee payable to Taussig and the accompanying warrant will NOT be issued.

If the Financing Transaction is NOT part of an offering conducted by an Other Advisor, in the event that investments from a Taussig Prospect as part of such Financing Transaction during the Term or the Tail Period into the equity of the Company do not include an Investment Management Right and such investment is US$5,000,000 or less, the Financing Transaction will be INCLUDED in the Success Fee payable to Taussig but the accompanying warrant will NOT be issued.

TAUSSIG CAPITAL LTD.

7. MISCELLANEOUS.

This Agreement contains the entire understanding between the parties with respect to its subject matter. Neither this Agreement nor any provision contained this Agreement may be amended, terminated, extended, varied, modified, supplemented, or otherwise changed except by written agreement signed by each party. Headings are inserted for reference only and shall not in any way define or affect the meaning, construction or scope of any of the provisions of this Agreement. A waiver by a party of any right or provision under this Agreement must be in writing and shall not operate or be construed as a waiver of such right or provision at any other time. This Agreement shall not be assigned unless by written agreement between the parties; provided. This Agreement shall inure to the benefit of, and may be enforced by the successor and assigns of, each party. This Agreement is entered into under the laws of Bermuda (without giving effect to its conflicts of law principles). Any lawsuit or legal action or proceeding relating to this Agreement shall be brought in Bermuda, and the parties submit to the jurisdiction of the Bermuda courts If any provision of this Agreement is found to be invalid or unenforceable, the parties agrees that any such provision may be altered or modified in a manner so as to protect the parties legitimate business interests and that such finding shall not affect the validity or enforcement of the other provisions of this Agreement. This Agreement may be executed in counterparts, each of which shall be deemed an original and both of which shall constitute a single agreement. Any counterpart may be delivered by facsimile or electronic transmission with the same effect as if delivered personally. Each party represents and warrants to the other parties that it has had a full opportunity to seek legal advice and representation by an independent counsel of its own choosing in connection with this Agreement and such party has either done so or, in its business judgment, declined to do so.

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TAUSSIG CAPITAL LTD.

If the terms of our engagement as set forth in this Agreement are satisfactory to you, kindly countersign and date the enclosed copy of this Agreement and return it to us. This Agreement shall be effective and binding as of the date of your countersignature below.

Very truly yours,

Taussig Capital Ltd.
By:	”/s/Joseph Taussig”
Joseph Taussig
Director and Chairman
Dated: July 9, 2015

ACCEPTED AND AGREED TO:
Till Capital Ltd.
By:	”/s/William Sheriff”
William M. Sheriff
Director, President and Chief Executive Officer
Dated: July 9, 2015

Multi-Strat Holdings Ltd.
By:	”/s/ Joseph Taussig”
Joseph Taussig
Title: Director

Dated: July 9, 2015

TAUSSIG CAPITAL LTD.

Exhibit “A”

List of Potential Investors known to the Company

1.	Michael Farrugia, (MDR Copper Corporation)
2.	David Banks (Janney Montgomery Scott)
3.	Jeffrey Gendell (Tontine Asset Management) and any Tontine entities affiliated or associated therewith including Tontine Associates and Tontine Partners
4.	Robert Gibson (Ingalls & Snyder and Capital Formation Group)
5.	Travis Anderson (Gilder, Gagnon, Howe)